Exhibit 99.2

Interim Financial Statements of
(Unaudited)

ACASTI PHARMA INC.

Three-month and six-month periods ended August 31, 2014 and 2013

ACASTI PHARMA INC.
Interim Financial Statements
(Unaudited)

Three-month and six-month periods ended August 31, 2014 and 2013

Financial Statements
Interim Statements of Financial Position	1
Interim Statements of Earnings and Comprehensive Loss	2
Interim Statements of Changes in Equity	3
Interim Statements of Cash Flows	4
Notes to Interim Financial Statements	5

Notice:

These interim financial statements have not been reviewed by the Corporation’s auditors.

ACASTI PHARMA INC.
Interim Statements of Financial Position
(Unaudited)

As at August 31, 2014 and February 28, 2014

	August 31,	February 28,
	2014	2014

Assets

Current assets:
Cash	$–	$675,490
Short-term investments	21,180,915	23,025,951
Trade and other receivables	640,385	919,371
Receivable from corporation under common control	49,658	49,658
Receivable from parent corporation	–	47,140
Tax credits receivable	190,535	134,120
Inventories	287,118	261,431
Prepaid expenses	311,463	703,497
	22,660,074	25,816,658

Equipment	71,764	38,941
Intangible assets	18,632,385	19,776,204

Total assets	$41,364,223	$45,631,803

Liabilities and Equity

Current liabilities:
Bank indebtedness	$66,174	$–
Trade and other payables	1,414,686	1,170,828
Payable to parent corporation (note 7 (b))	929,166	–
	2,410,026	1,170,828

Derivative warrant liabilities (note 9)	6,865,270	11,181,475
Total liabilities	9,275,296	12,352,303

Equity:
Share capital (note 4 (a))	61,362,668	61,027,307
Warrants (note 4 (b))	406,687	406,687
Contributed surplus	4,331,407	3,501,587
Deficit	(34,011,835)	(31,656,081)
Total equity	32,088,927	33,279,500

Commitments and contingencies (note 6)

Total liabilities and equity	$41,364,223	$45,631,803

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Interim Statements of Earnings and Comprehensive Loss
(Unaudited)

Three-month and six-month periods ended August 31, 2014 and 2013

	Three-month periods ended		Six-month periods ended
	August 31,		August 31,
	2014	2013	2014	2013

Revenue from sales	$7,539	$266,151	$63,612	$272,539
Cost of sales	(4,511)	(151,307)	(30,542)	(153,209)
Gross profit	3,028	114,844	33,070	119,330

General and administrative expenses	(1,655,355)	(1,847,874)	(3,437,184)	(3,051,313)
Research and development expenses, net of tax credits of $38,008 and $56,415 (2013 - $67,306 and $118,507)	(1,802,899)	(1,525,565)	(3,021,892)	(2,304,192)
Results from operating activities	(3,455,226)	(3,258,595)	(6,426,006)	(5,236,175)

Finance income (note 9)	26,319	7,677	4,370,594	17,899
Finance costs (note 9)	(319,483)	(652)	(1,906)	(1,526)
Foreign exchange gain (loss)	36,215	13,366	(298,436)	16,490
Net finance (expense) income	(256,949)	20,391	4,070,252	32,863

Net loss and total comprehensive loss for the period	$(3,712,175)	$(3,238,204)	$(2,355,754)	$(5,203,312)

Basic and diluted loss per share	$(0.03)	$(0.04)	$(0.02)	$(0.07)

Weighted average number of shares outstanding	106,227,896	76,949,761	106,048,298	75,056,632

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Interim Statements of Changes in Equity
(Unaudited)

Six-month periods ended August 31, 2014 and 2013

	Share capital			Contributed
	Number	Dollar	Warrants	surplus	Deficit	Total

Balance, February 28, 2014	105,862,179	$61,027,307	$406,687	$3,501,587	$(31,656,081)	$33,279,500

Net loss and total comprehensive loss for the period	–	–	–	–	(2,355,754)	(2,355,754)
	105,862,179	61,027,307	406,687	3,501,587	(34,011,835)	30,923,746

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Share-based payment transactions (note 5)	–	–	–	1,115,181	–	1,115,181
Share options exercised (note 5)	200,000	50,000	–	–	–	50,000
RSUs released (note 5)	197,999	285,361	–	(285,361)	–	–
Total contributions by and distribution to owners	397,999	335,361	–	829,820	–	1,165,181

Balance at August 31, 2014	106,260,178	$61,362,668	$406,687	$4,331,407	$(34,011,835)	$32,088,927

Balance, February 28, 2013	73,107,538	$28,922,710	$406,687	$438,711	$(20,044,432)	$9,723,676

Net loss and total comprehensive loss for the period	–	–	–	–	(5,203,312)	(5,203,312)
	73,107,538	28,922,710	406,687	438,711	(25,247,744)	4,520,364

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Issuance of shares (note 4)	6,750,000	15,496,000	–	–	–	15,496,000
Share-based payment transactions (note 5)	–	–	–	1,534,195	–	1,534,195
Warrants exercised	121,250	30,313	–	–	–	30,313
Share options exercised (note 5)	281,500	622,916	–	(219,140)	–	403,776
Total contributions by and distribution to owners	7,152,750	16,149,229	–	1,315,055	–	17,464,284

Balance at August 31, 2013	80,260,288	$45,071,939	$406,687	$1,753,766	$(25,247,744)	$21,984,648

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Interim Statements of Cash Flows
(Unaudited)

Three-month and six-month periods ended August 31, 2014 and 2013

	Three-month periods ended		Six-month periods ended
	August 31,		August 31,
	2014	2013	2014	2013

Cash flows from operating activities:
Net loss for the period	$(3,712,175)	$(3,238,204)	$(2,355,754)	$(5,203,312)
Adjustments:
Depreciation of equipment	913	1,338	1,827	2,821
Amortization of intangible assets	584,318	501,182	1,165,785	665,468
Stock-based compensation	421,369	993,265	1,115,181	1,534,195
Net finance expense (income)	256,949	(20,391)	(4,070,252)	(32,863)
Realized foreign exchange (loss) gain	(5,734)	2,607	(11,016)	1,611
	(2,454,360)	(1,760,203)	(4,154,229)	(3,032,080)

Changes in non-cash operating working capital items:
Trade and other receivables	73,492	284,248	278,986	131,633
Tax credits receivable	(38,008)	(67,306)	(56,415)	(118,507)
Inventories	6,724	150,166	(25,687)	154,787
Prepaid expenses	121,374	(162,046)	392,034	(188,582)
Receivable from parent corporation	–	–	47,140	–
Trade and other payables	(269,663)	718,525	243,858	649,571
Payable to parent corporation	716,154	559,214	929,166	983,759
Royalties payable to parent corporation	–	373	–	203,234
	610,073	1,483,174	1,809,082	1,815,895

Net cash used in operating activities	(1,844,287)	(277,029)	(2,345,147)	(1,216,185)

Cash flows from investing activities:
Interest received	10,287	56	30,875	96,454
Acquisition of equipment	(34,650)	–	(34,650)	–
Acquisition of intangible assets	(13,226)	(17,234)	(21,966)	(39,652)
Acquisition of short-term investments	(13,958,100)	–	(14,478,186)	(3,000,000)
Maturity of short-term investments	15,556,811	250,000	16,056,811	3,750,000
Net cash from investing activities	1,561,122	232,822	1,552,884	806,802

Cash flows from financing activities:
Proceeds from exercise of warrants and options	–	413,776	50,000	434,089
Share issue costs	–	(29,000)	–	(29,000)
Interest paid	(1,784)	(652)	(1,949)	(1,526)
Net cash (used in) from financing activities	(1,784)	384,124	48,051	403,563

Foreign exchange gain on cash held in foreign currencies	7,551	10,759	2,548	14,879
Net (decrease) increase in cash	(277,398)	350,676	(741,664)	9,059

Cash, beginning of period	211,224	854,951	675,490	1,196,568

(Bank indebtedness) cash, end of period	$(66,174)	$1,205,627	$(66,174)	$1,205,627

Supplemental cash flow disclosure:
Non-cash transaction:
Issuance of common shares (note 4)	$–	$15,525,000	$–	$15,525,000
Royalties settled through issuance of shares (note 4)	–	395,068	–	395,068
Acquisition of intangible asset (note 4)	–	15,129,932	–	15,129,932

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and six-month periods ended August 31, 2014 and 2013

1.	Reporting entity

Acasti Pharma Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)).  The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec,      H7T 0A3. The Corporation is a subsidiary of Neptune Technologies and Bioressources Inc. (“Neptune”) (the Corporation, the parent and NeuroBioPharm Inc., a sister corporation, collectively referred to as the “group”).

On August 7, 2008, the Corporation commenced operations after having acquired from Neptune an exclusive worldwide license to use its intellectual property to develop, clinically study and market new pharmaceutical products to treat human cardiovascular conditions. Neptune’s intellectual property is related to the extraction of particular ingredients from marine biomasses, such as krill.  The eventual products are aimed at applications in the over-the-counter medicine, medical foods and prescription drug markets.

Operations essentially consist in the development of new products and the conduct of clinical research studies on animals and humans.  Almost all research and development, administration and capital expenditures incurred by the Corporation since the start of the operations are associated with the project described above.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation has incurred significant operating losses and negative cash flows from operations since inception.  To date, the Corporation has financed its operations through public offering and private placement of common shares, funds from its parent corporation, proceeds from exercises of warrants, rights and options and research tax credits.  To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.  The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

2.	Basis of preparation

(a)	Statement of compliance:

These interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited annual financial statements. Certain information, in particular the accompanying notes, normally included in the annual financial statements prepared in accordance with IFRS has been omitted or condensed. Accordingly the condensed interim financial statements do not include all of the information required for full annual financial statements, and therefore, should be read in conjunction with the audited financial statements and the notes thereto for the year ended February 28, 2014.

The financial statements were authorized for issue by the Board of Directors on October 14, 2014.

(b)	Basis of measurement:

The financial statements have been prepared on the historical cost basis, except for:

•	Stock-based compensation which is measured pursuant to IFRS 2, Share-based payments (note 5); and,

•	Derivative warrant liabilities measured at fair value on a recurring basis (notes 4 (b) and 9).

(c)	Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(d)	Use of estimates and judgments:

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2014 and 2013

2.	Basis of preparation (continued):

(d)	Use of estimates and judgments (continued):

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

•	Identification of triggering events indicating that the intangible assets might be impaired.

•
The use of the going concern basis of preparation of the financial statements.  At each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of derivative warrant liabilities (notes 4 and 9) and stock-based compensation (note 5).

•	Allocation of shared costs amongst the Neptune group companies (note 7).

Also, management uses judgment to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts.  The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized.  Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3.	Significant accounting policies:

The accounting policies and basis of measurement applied in these interim financial statements are the same as those applied by the Corporation in its financial statements for the year ended February 28, 2014.

New standards and interpretations not yet adopted:

Financial instruments:

IFRS 9, Financial Instruments, was issued in November 2009. It addresses classification and measurement of financial assets and financial liabilities. In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013). The new standard removes the January 1, 2015 prior effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized. The mandatory effective date is not yet determined; however, early adoption of the new standard is still permitted. In February 2014, a tentative decision established the mandatory effective application for annual periods beginning on or after January 1, 2018. The Corporation has not yet assessed the impact of adoption of IFRS 9 and does not intend to early adopt IFRS 9 in its financial statements.

Revenue:

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for fiscal years ending on or after December 31, 2017, and is available for early adoption. The Corporation has not yet assessed the impact of adoption of IFRS 15, and does not intend to early adopt IFRS 15 in its financial statements.

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2014 and 2013

4.	Capital and other components of equity:

(a)	Share capital:

Issued and outstanding:

	Class A shares (classified as equity)

	Number
	outstanding	Amount

Balance August 31, 2014	106,260,178	$61,362,668
Balance February 28, 2014	105,862,179	61,027,307

On July 12, 2013, the Corporation issued 6,750,000 Class A shares, at a price of $2.30 per share to Neptune to pay in advance all of the future royalties’ payable under the intellectual property license it had with Neptune.

The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement (adjusted to reflect the royalties of $395,068 accrued from December 4, 2012, the date at which the Corporation entered into the prepayment agreement to July 12, 2013, the date of issuance of the shares) totalling $15,129,932, was recognized as an intangible asset.  The shares issued as a result of this transaction corresponded to an increase in share capital of $15,525,000, net of $29,000 of share issue costs.  The Corporation no longer has royalty payment commitment under the License Agreement.

(b)	Warrants:

The warrants of the Corporation are composed of the following as at August 31, 2014 and February 28, 2014:

		August 31, 2014		February 28, 2014

	Number		Number
	outstanding	Amount	outstanding	Amount

Liability
Series 8 Public offering warrants 2014 (note 9)	18,400,000	$6,865,270	18,400,000	$11,181,475
	18,400,000	6,865,270	18,400,000	11,181,475

Equity
Private placement warrants
Series 9 Private placement warrants 2014	1,616,542	–	1,616,542	–
Series 6 warrants	375,000	306,288	375,000	306,288
Series 7 warrants	375,000	100,399	375,000	100,399
	2,366,542	$406,687	2,366,542	$406,687

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2014 and 2013

4.	Capital and other components of equity (continued):

(b)	Warrants (continued):

-
Series 8 Public offering warrants entitle the holder to purchase one Class A share for US$1.50, subject to adjustment, until December 3, 2018.  The warrants are derivative liabilities for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency.

-	Series 9 Private placement warrants entitle the holder to purchase one Class A share for $1.60, subject to adjustment, until December 3, 2018.

-	Series 6 entitles the holder to purchase one Class A share for $1.50 per share until February 10, 2015.

-
Series 7 entitles the holder to purchase one Class A share for $1.50 per share until February 10, 2015 subject to the achievement of certain agreed upon and predefined milestones.  Series 7 warrants are subject to vesting in equal installments over four semesters, subject to continued service and attainment of market (187,500 warrants) and non-market performance conditions (187,500 warrants).  The Corporation recognized an expense of nil for this grant for the periods ended August 31, 2014 and 2013.

5.	Share-based payment:

At August 31, 2014 the Corporation has the following share-based payment arrangements:

(a)	Corporation stock option plan:

The Corporation has established a stock option plan for directors, officers, employees and consultants of the Corporation. The exercise price of the stock options granted under the plan is not lower than the closing price of the Acasti Class A shares listed on the TSX Venture Exchange on the eve of the grant.  The terms and conditions for acquiring and exercising options are set by the Board of Directors, as well as the term of the options which, however, cannot be more than ten years or any shorter period as specified by the Board of Directors, according to the provisions of the plan.  The Corporation’s stock option plan allows the Corporation to issue a number of stock options not in excess of 10% of the number of Acasti Class A shares issued and outstanding from time to time.  The total number of stock options issuable to a single person cannot exceed amongst other 5% of the Corporation’s total issued and outstanding Acasti Class A shares at the time of the grant, with the maximum being 2% for any one consultant.  Every stock option granted under the plan must provide for a vesting period of no less than 18 months and a gradual and equal acquisition of vesting rights at least on a quarterly basis.

The number and weighted average exercise prices of share options are as follows:

	Six-month period ended		Six-month period ended
	August 31, 2014		August 31, 2013
	Weighted		Weighted
	average exercise price	Number of options	average exercise price	Number of options

Outstanding at beginning of period	$1.57	4,911,000	$1.55	5,216,250
Exercised	0.25	(200,000)	1.43	(281,500)
Granted	1.20	282,500	2.36	140,000
Forfeited	1.03	(79,750)	1.96	(120,000)
Expired	1.80	(100,000)	–	–
Outstanding at end of period	$1.61	4,813,750	$1.57	4,954,750

Exercisable at end of period	$1.56	3,762,625	$1.33	3,229,664

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2014 and 2013

5.	Share-based payment (continued):

(a)	Corporation stock option plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the six-month periods ended:

	Six-month period ended August 31, 2014	Six-month period ended August 31, 2013

Exercise price	$1.20	$2.36
Share price	$1.15	$2.30
Dividend	–	–
Risk-free interest	1.13%	1.03%
Estimated life	2.60 years	2.44 years
Expected volatility	56.62%	79.42%

The weighted average of the fair value of the options granted to employees during the six-month period is $0.40 (2013 - $1.06). No options were granted to non-employees during the six-month periods ended August 31, 2014 and 2013.

The weighted average share price at the date of exercise for options exercised during the six-month period is $0.92 (2013 - $3.84).

For the three and six month periods ended August 31, 2014, the Corporation recognized stock-based compensation under this plan in the amount of $121,274 and $316,963, respectively (2013 - $115,245 and $279,110).

(b)	Corporation Restricted Share Unit (“RSU”) plan :

The Corporation has established an equity incentive plan for employees, directors and consultants of the Corporation.  The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

The Corporation’s issued RSUs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest upon achievement of the performance objectives identified by the Corporation.  Performance objectives are based in part on the Corporation’s specific and global goals, but also on each holder’s individual performance.  The fair value of the RSUs is determined to be the share price at date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.

Activities within the plan are detailed as follows:

	August 31, 2014	August 31, 2013

	Number of RSUs	Number of RSUs

Outstanding at beginning and end of period	775,001	‒
Granted	‒	1,060,000
Released	(197,999)	‒
Forfeited	(5,834)	‒
Outstanding at end of the period	571,168	1,060,000

For the three and six month periods ended August 31, 2014, the Corporation recognized stock-based compensation under this plan in the amount of $143,814 and $355,589, respectively (2013 – $203,624 and $203,624).

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2014 and 2013

5.	Share-based payment (continued):

(c)	Neptune stock-based compensation plan:

Neptune maintains various stock-based compensation plans for the benefit of directors, officers, employees, and consultants that provide services to its consolidated group, including the Corporation.  The Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation.

(i)	Neptune stock options:

For the three and six-month periods ended August 31, 2014, the Corporation recognized stock-based compensation related to the Neptune plans in the amount of $30,325 and 44,423, respectively (2013 - $217,805 and $394,299).

(ii)	Neptune Restricted Share Unit (“RSU”) plan:

For the three and six-month periods ended August 31, 2014, the Corporation recognized stock-based compensation related to this plan in the amount of $83,122 and $276,806, respectively (2013 - $320,623 and $320,623).

(iii)	Neptune-owned NeuroBioPharm Inc. warrants:

For the three and six-month periods ended August 31, 2014, the Corporation recognized stock-based compensation related to this plan in the amount of $164 and $263, respectively (2013 - $473 and $1,650).

(iv)	Neptune-owned Acasti warrants:

For the three and six-month periods ended August 31, 2014, the Corporation recognized stock-based compensation related to this plan in the amount of nil (2013 – nil and $1,470, respectively).

(v)	Neptune-owned NeuroBioPharm Inc. call-options:

For the three and six-month periods ended August 31, 2014, the Corporation recognized stock-based compensation related to this plan in the amount of $85 and $258, respectively (2013 - $161 and $486).

(vi)	Neptune-owned Acasti call-options:

For the three and six-month periods ended August 31, 2014, the Corporation recognized stock-based compensation related to this plan in the amount of $40,415 and $113,509 (2013 - $131,765 and $329,364).

(d)	NeuroBioPharm Inc. Share Bonus plan:

For the three and six-month periods ended August 31, 2014, the Corporation recognized stock-based compensation related to this plan in the amount of $2,170 and $7,370, respectively (2013 – $3,569 and $3,569).

6.	Commitments and contingencies:

Research and development agreements:

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.  The Corporation has reserved certain rights relating to these projects.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $10,401,790, of which an amount of $4,312,604 has been paid to date.  As at August 31, 2014, an amount of $586,000 is included in ''Trade and other payables'' in relation to these projects.

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2014 and 2013

6.	Commitments and contingencies (continued):

Contingencies:

On 29 May 2014, Neptune and its subsidiaries, including the Corporation, were served with a lawsuit from Mr. Henri Harland, former President and Chief Executive Officer of Neptune and its subsidiaries who resigned from all his duties on April 25, 2014. Mr. Harland alleges in his complaint that he was forced to resign and is claiming inter alia, the acknowledgment of the relevant sections of his employment contract, the payment of a sum of approximately $8,500,000 and the issuance of 500,000 shares of each Neptune, the Corporation and NeuroBioPharm, as applicable, and two blocks of 1,000,000 call options each on the shares held by Neptune in the Corporation and in NeuroBioPharm in his name. Neptune and its subsidiaries believe the claim as formulated without merit or cause.  Neptune and its subsidiaries will vigorously defend the lawsuit and take any steps necessary to protect themselves. No trial date has been set. As of the date of these financial statements, no agreement has been reached and an estimate of its financial effect cannot be made.

7.	Related parties:

(a)	Administrative and research and development expenses:

During the three-month and six-month periods ended August 31, 2014 and 2013, the Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation and for royalties, as follows:

	Three-month period ended	Three-month period ended	Six-month period ended	Six-month period ended
	August 31, 2014	August 31, 2013	August 31, 2014	August 31, 2013

Administrative costs	$441,269	$264,717	$845,710	$489,675
Research and development costs, before tax credits	181,888	179,046	282,339	329,209
Royalties (note 4)	‒	51,781	‒	228,219
	$623,157	$495,544	$1,128,049	$1,047,103

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness.  Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

(b)	Payable to parent corporation:

Payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest.

(c)	Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers.  They control 2% of the voting shares of the Corporation.

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2014 and 2013

7.	Related parties (continued):

(c)	Key management personnel compensation (continued):

Key management personnel compensation includes the following for the three-month and six-month periods ended August 31, 2014 and 2013:

	Three-month period ended	Three-month period ended	Six-month period ended	Six-month period ended
	August 31, 2014	August 31, 2013	August 31, 2014	August 31, 2013

Short term employee benefits	$267,116	$158,940	$479,370	$299,107
Share based compensation costs	362,991	646,311	1,031,261	1,039,079

	$630,107	$805,251	$1,510,631	$1,338,186

8.	Operating segments:

The Corporation has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases.

The majority of the Corporation’s assets are located in Canada.

The Corporation’s sales are attributed based on the customer’s area of residence.  All of the sales were made to the United States.

9.	Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities.  Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial and non-financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments.

Derivative warrant liabilities:

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis.  These financial liabilities were measured using level 3 inputs.

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2014 and 2013

9.	Determination of fair values (continued):

The fair value of the public offering warrants 2014 was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	August 31, 2014	February 28, 2014

Exercise price	US$1.50	US$1.50
Share price	$0.94	$1.27
Dividend	–	–
Risk-free interest	1.38%	1.41%
Estimated life	4.26 years	4.76 years
Expected volatility	69.37%	66.47%

The fair value of the Warrants issued was determined to be $0.37 per warrant as at August 31, 2014 ($0.61 per warrant as at February 28, 2014).

The reconciliation of changes in level 3 fair value measurements of financial liabilities for the six-month period ended August 31, 2014 is presented in the following table:

August 31, 2014

Opening balance at March 1, 2014	$11,181,475
Change in fair value of derivative warrant liabilities (gain recognized in finance income)	(4,316,205)
Closing balance at August 31, 2014	$6,865,270

For the three-month period ended August 31, 2014, the change in fair value of the derivative warrant liabilities was a loss of $318,283 (recognized in finance costs).

Share-based payment transactions:

The fair value of share-based payment transaction is measured based on the Black-Scholes valuation model.  Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with estimated life of option, it is estimated using historical volatility of comparable corporations), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds).  Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.